Exhibit (d)(5)

Panamerican Beverages, Inc.

c/o Panamco, L.L.C.
701 Waterford Way, Suite 800
Miami, FL 33126

November 14, 2002

The Coca-Cola Company

One Coca-Cola Plaza
Atlanta, GA 30313

Attention:	Mr. Deval L. Patrick, Executive Vice President and General Counsel Mr. Gary Fayard, Chief Financial Officer

Gentlemen:

      Reference is hereby made to the Amended and Restated Investment Agreement, dated as of November 1, 1995, by and among Panamerican Beverages, Inc. (the “Company”), The Coca-Cola Company (“TCCC”) and The Coca-Cola Export Corporation, as amended and supplemented from time to time (the “Investment Agreement”). Capitalized terms used but not defined herein shall have the meanings assigned thereto in the Investment Agreement. In addition, the term “Representatives,” as used herein with respect to a person or entity, means such person’s or entity’s subsidiaries, directors, officers, employees, agents and other representatives.

      In connection with the evaluation by the Board of Directors of the Company of a letter dated October 17, 2002, from Fomento Económico Mexicano S.A. de C.V. (“FEMSA”), as modified by subsequent discussions between the Company and FEMSA, the Company and FEMSA are engaged in discussions regarding a possible business combination (a “Transaction”) involving the Company and Coca-Cola FEMSA, S.A. de C.V. (“Coca-Cola FEMSA”). FEMSA has (a) proposed that Coca-Cola FEMSA acquire all the outstanding equity securities of the Company at a blended average price of $22.85 per share, (b) proposed that Coca-Cola FEMSA pay the consideration to the shareholders of the Company (other than TCCC and its subsidiaries) entirely in cash and (c) not specified the form or value of the consideration to be paid to TCCC and its subsidiaries, as shareholders of the Company (such proposal, the “FEMSA Proposal”).

      Notwithstanding the provisions of the Investment Agreement, the Company hereby consents to TCCC and its Representatives discussing and negotiating with FEMSA and Coca-Cola FEMSA and their respective Representatives (a) the form of consideration to be paid to TCCC and its subsidiaries if the FEMSA Proposal is implemented and, if cash is to be paid, the amount of cash, (b) if securities are to be issued to TCCC and its subsidiaries, the amount, terms and method of valuation of such securities, in each case if the FEMSA Proposal is implemented, (c) any contractual rights and obligations of TCCC and/or its subsidiaries with respect to such securities or any other securities of Coca-Cola FEMSA currently held by TCCC and/or its subsidiaries, (d) the terms of any agreement by TCCC and/or its subsidiaries to support the FEMSA Proposal, (e) matters relating to the conduct by Coca-Cola FEMSA of its business and the business of its subsidiaries following the consummation of a Transaction and (f) the structure of a Transaction as such structure affects TCCC and its subsidiaries from an accounting or tax perspective. For the avoidance of doubt, it is hereby specifically agreed that the foregoing consent does not apply to (i) any discussions relating to the view of TCCC of the fairness, adequacy, acceptability or appropriateness of the blended average price of $22.85 per share for the shares of Class A and Class B common stock of the Company (other than such shares owned by TCCC and/or its subsidiaries), represented by the FEMSA Proposal, (ii) any discussions relating to possible revisions by FEMSA of the FEMSA Proposal, other than with respect to any revision to the FEMSA Proposal relating to any of the matters described in clauses (a) through (f) of the first sentence of this paragraph, (iii) any discussions relating to whether the holders of Class B common stock of the Company

(other than TCCC or any of its subsidiaries) should receive consideration different from $38 per share, (iv) any proposal by TCCC for any other merger or business combination involving the Company, other than any transaction in connection with, or subsequent to, the consummation of a Transaction pursuant to the FEMSA Proposal, (v) any understanding, commitment or agreement, whether oral or in writing, on the part of TCCC to support any business combination between FEMSA or Coca-Cola FEMSA, on the one hand, and the Company, on the other hand, other than a combination approved in advance by the Board of Directors of the Company, and (vi) any other matter not specifically described in the preceding sentence. TCCC agrees that it will (i) share a copy of this consent and agreement with FEMSA and Coca-Cola FEMSA and (ii) upon the Company’s reasonable request, facilitate and arrange for the Company’s participation from time to time in the discussions and negotiations between TCCC, FEMSA and Coca-Cola FEMSA, to the extent such discussions and negotiations are pursuant to clauses (a), (b) and (d) of the first sentence of this paragraph.

      Notwithstanding the provisions of the Investment Agreement, to the extent such consent is required, the Company hereby also consents to TCCC and its Representatives engaging in oral discussions (and occasional written discussions) with the Company and its executive officers and advisors regarding the terms of a Transaction, so long as (a) such discussions do not constitute or include any offer, proposal, plan or arrangement which would require public disclosure by the Company under any applicable securities laws other than any disclosure required in any disclosure document prepared for shareholders in connection with a Transaction, and (b) each of TCCC and its Representatives takes the appropriate measures, to the extent reasonably practicable, to ensure that any such discussions will not become the subject of public disclosure as a result of its actions without the prior written consent of Panamco. For the avoidance of doubt, nothing in this paragraph will be deemed a limitation of clause (ii) of the last sentence of the preceding paragraph, and any action by TCCC or its Representatives that would not have violated this paragraph but for the exercise by the Company of its rights under such clause (ii) will be deemed not to be a violation of this paragraph.

      The parties agree to negotiate in good faith, if necessary, any revision to the terms of the consents and agreements granted pursuant hereto in light of further discussions between TCCC, FEMSA and Coca-Cola FEMSA. The Company retains the right to unilaterally revoke, in writing, the consents in the two preceding paragraphs (a) if TCCC has in any manner violated the terms of or acted outside the scope of this consent and agreement or (b) upon three days’ notice. This consent and agreement shall automatically expire on the sixtieth day following the date of this consent and agreement, unless otherwise extended by the Company in writing. Upon revocation or expiration of this consent and agreement, all actions thereafter by TCCC shall be subject to the provisions of the Investment Agreement without regard to this consent and agreement.

      The provisions of Sections 9.5, 9.6 and 9.7 of the Investment Agreement are hereby incorporated by reference into this consent and agreement.

      This consent and agreement may be signed in one or more counterparts (including by facsimile), each of which shall be deemed an original and all of which together shall constitute one and the same agreement.

      If you are in agreement with the foregoing, please so indicate by signing and returning one copy of this consent and agreement, whereupon the foregoing will constitute our agreement with respect to the subject matter hereof.

PANAMERICAN BEVERAGES, INC.,

		By:	/s/ CRAIG D. JUNG Name: Craig D. Jung Title: President and CEO

Accepted and agreed to:

THE COCA-COLA COMPANY,

By:	/s/ BRIAN G. DYSON Name: Brian G. Dyson Title: Vice Chairman and Chief Operating Officer

Dated: November 14, 2002

THE COCA-COLA EXPORT CORPORATION,

By:	/s/ BRIAN G. DYSON Name: Brian G. Dyson Title: Chairman of the Board and President

Dated: November 14, 2002